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E. William Bates, II Direct Dial: 212-556-2240 Direct Fax: 212-556-2222 wbates@kslaw.com

April 14, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel Assistant Director

Re:	Embarq Corporation
Amendment No. 1 to Form S-1
Filed March 21, 2006
File No. 333-131747

Ladies and Gentlemen:

On behalf of Embarq Corporation (“Embarq”), we are delivering with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), the following:

•	Amendment No. 2 (the “Second Amendment”) to the Registration Statement on Form S-1 (File No. 333-131747) (the “Registration Statement”), together with exhibits thereto (which is also being transmitted by EDGAR); and

•	the Second Amendment, without exhibits, marked to show changes from Amendment No. 1 (the “First Amendment”) to the Registration Statement filed with the SEC on March 21, 2006.

Embarq has received the Staff’s comments relating to the First Amendment contained in the Staff’s letter of April 7, 2006. The Registration Statement initially was filed on February 10, 2006. In accordance with the Staff’s request, this letter includes each of the Staff’s comments from its aforementioned letter and Embarq’s response to each of the Staff’s comments. Unless otherwise noted, the page references included in our responses are to the Second Amendment.

Securities and Exchange Commission

General

Staff’s Comment 1: Please revise this registration statement to comply with applicable comments we issued in our March 31, 2006 letter regarding your amended Form 10 filed on March 14, 2006.

Response: We have revised the Second Amendment to conform, where applicable, to Amendment No. 2 to the Form 10, filed on April 10, 2006.

Prospectus cover page

Staff’s Comment 2: We note your response to our prior comment two. You may continue to state that Sprint Nextel is the selling noteholder; however, please state on the prospectus cover page, in the “Selling Noteholder” section and in the “Underwriting” section that Sprint Nextel and Sprint Capital “are” underwriters, rather than that they “may be” deemed underwriters.

Response: We have revised the disclosure as requested. Please see the prospectus cover page, page 102 and page 118.

Staff’s Comment 3: Please limit the information on the prospectus cover page to that which is required by Item 501 or otherwise key to an investment decision. Currently, your cover page is dense and difficult to read. Please condense or remove disclosure so that only key information is presented. For example, it does not appear necessary to state on the cover page when Sprint Capital intends to enter into the underwriting agreement. As another example, please delete the term “Joint Lead and Joint Book-Running Managers.” Please revise as appropriate.

Response: We have revised the prospectus cover page as requested.

Risk Factors, page 10

We may be unable to pay interest on or repay the notes. . . . page 18

Staff’s Comment 4: We note your response to our prior comment nine. Also, to provide context, disclose your annual debt service obligations for the next few years.

Response: We have made the disclosure as requested. Please see page 21.

Securities and Exchange Commission

Item 15. Recent Sales of Unregistered Securities, page II-2

Staff’s Comment 5: In light of the fact that this registration statement was filed prior to the issuance of the notes to Sprint Nextel, and Sprint Nextel and Sprint Capital are underwriters in the offering of the notes, please remove the suggestion that the offer and sale of the notes to Sprint Nextel “will be exempt under the Securities Act pursuant to Section 4(2).”

Response: We have deleted the language as requested.

* * * * *

Securities and Exchange Commission

We trust that the foregoing is responsive to the Staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-556-2240 or at the address indicated above.

Thank you for your assistance.

Very truly yours,

/s/ E. William Bates, II

E. William Bates, II

ewb

cc:	Ms. Cheryl Grant, Staff Attorney

Ms. Kathleen Krebs, Special Counsel

    United States Securities and Exchange Commission

Mr. Thomas A. Gerke

Ms. Claudia S. Toussaint

    Embarq Corporation